

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2014

Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway, Suite 205
Henderson, Nevada 89052

> **Re:    Blue Earth, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 18, 2014**
> **File No. 333-189937**

Dear Dr. Thomas:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.     Please be advised that we issued a separate comment letter today on your Form 10-K for the fiscal year ended December 31, 2013.  Please resolve all comments regarding your Form 10-K prior to requesting effectiveness of the registration statement.

2.     We note that your disclosure throughout continues to present a picture of your business that is anticipatory in nature and that appears to emphasize aspects of your business or this offering that reflect future expectations while deemphasizing the current facts.  For instance, your summary describes you as a "comprehensive provider of energy efficiency and alternative/renewable energy solutions," that also "owns, manages and operates independent power generation systems" and provides "turnkey solutions."   However, it appears that a majority of your revenue to date has been from engineering retrofit services and sales of certain equipment, such as batteries.  Please continue to revise to accurately describe the current state of each of your business units, clearly addressing

whether that unit has generated meaningful revenues and with what products or services, and whether any of your units owns, manages or operates any revenue generating power generation systems.  If you wish to discuss your future plans, clearly identify them as such, and include simple disclosure about the basis for any revenue forecasts and hurdles you face to generating that revenue.  Please note in this regard, that jargon such as "pipeline" and "customer commitments" may not be clearly understandable by an average investor.  You may want to consider reorganizing certain sections of your disclosure, rather than simply adding to the existing disclosure.

Overview, page 3

3.      We note your response to prior comment 1.  Please balance your disclosure on pages 4 and 29 about "a contract for a $300 million pipeline" and that historically the pipeline was "generally not realized" to state when you first announced the $300 million pipeline and the amount of your revenues to date from the pipeline.  Also, disclose when you first announced that you believed Blue Earth would be able to accelerate the financing and installation for Xnergy's $500 million pipeline of projects that were available for implementation. In this regard, we note your disclosure on page F-25 of this filing and in exhibit 99.1 of your Form 8-K filed on June 3, 2011.

4.      Please revise your disclosure to avoid marketing language.  In this regard, we note your disclosure on page 4 that your team has "excellent relationships," your disclosure on page 32 that "Blue Earth EMS is well positioned in terms of capabilities and relationships," your disclosure on page 33 that "This pool of money measures in the billions of dollars and pays for many programs," your disclosure on page 38 that the added value helps ensure your clients that "Blue Earth wants to be a partner for life and will stand by [y]our projects," your disclosure on page 39 that the "projects will probably have tremendous cash flows, quick pay backs and excellent long-term rates of returns" and your disclosure on page 40 that Blue Earth EMS's reputation is "among the best."  In addition, we note your disclosure in the last full paragraph on page 43 about a "wealth of expertise" and your disclosure in the last paragraph on page 44 about "unparalleled knowledge of the energy industry" and "an ideal person to advise the Company."

5.      We note your response to prior comment 5.  Please continue to update your disclosure throughout.  In this regard, we note that you mention in your response that you updated the disclosure for stock issuances.  However, you should also update the disclosure throughout for other material developments.  For example, we note this amendment does not include disclosure that you ordered three generators that cost $17.6 million and that the total cost of these three sites is expected to be approximately $67 million as you announced in your March 11, 2014 press release.  Also, this amendment does not include disclosure that you hired Mr. Fontes to be the president of your solar division as you announced in your March 13, 2014 press release.  Please note that the above examples are only examples of disclosure that you should update.

Our credit facilities and debt instruments, page 15

6.    We note your response to prior comment 6.  Please expand the disclosure in this section or your Liquidity and Capital Resources section to explain why there has been a delay in obtaining the lender's approval of transaction documents in order for you to receive the second tranche of $1 million.  We note your disclosure that you received the first tranche in September 2013.

Management's Discussion and Analysis, page 23

7.    Please expand the disclosure in this section to include the information required by Item 303(a)(5) of Regulation S-K.

Liquidity and Capital Resources as of December 31, 2013, page 25

8.    Please expand the disclosure in this section to include, if applicable, the disclosure from the last sentence of the penultimate paragraph and the last paragraph on page 32 of your prior amendment that you are seeking additional equity and or debt financing to implement your business plan and that you are negotiating with alternative financing services for a combination of equity and debt financing.  In this regard, we also note that you previously disclosed that you had non-binding term sheets from an international bank and mezzanine debt providers that would result in 8% equity and 92% project finance debt for your power plants. If you have since entered into material financing agreements in connection with these power plants, please file the agreements as exhibits.

9.    Please update the disclosure in this section to clarify how you paid for your recent order for three generators at a cost of $17.6 million.

10.   Please clarify the basis for your belief in the second paragraph on page 26 that the completed placement will fund your operations at least through December 31, 2014 given your disclosure in the first paragraph on page 26 that at December 31, 2013 you had working capital of $14.3 million, including $8.4 million in cash, your disclosure on page 31 that you agreed to make a $4.5 million loan for solar projects that is due by March 31, 2014, that you recently ordered three generators at a cost of $17.6 million and the total cost of these three sites is expected to be approximately $67 million.

Corporate History, page 30

11.   Please expand the disclosure in the sixth paragraph of this section to identify the "former owner who was a key employee."

12.   Please expand the disclosure in the first paragraph on page 31 to identify the large customer.

Management, page 43

13.     We note your response to prior comment 10.  It appears that rather than revising your disclosure to address the business experience of Messrs. Kelly and Allman for the last five years, you instead included disclosure in the last full paragraph on page 43 about a "wealth of expertise" and included disclosure in the last paragraph on page 44 about "unparalleled knowledge of the energy industry" and "an ideal person to advise the Company."  Please remove marketing language from your filing and include the disclosure required by Item 401(e) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End, page 48

14.     We note your response to prior comment 14.  You have included footnotes 1 and 3 below the table; however, you did not include references within the table to footnotes 1 and 3. Please revise.

Employment Agreements, page 48

15.     Please ensure that you have disclosed the material terms of the employment agreements. In this regard, we note that you have not disclosed the amount of the bonuses to be paid according to the employment agreements mentioned in this section.

Certain Relationships and Related Transactions, page 53

16.     Please update the disclosure in this section to discuss the material terms of your consulting agreement with Mr. Davis mentioned on page 35, including the reduction in the exercise price of the 566,400 warrants held by Mr. Davis from $1.16 per share to $0.60 per share.

17.     We note your response to prior comment 17.  Please expand the disclosure in this section to include the approximate dollar values of the amounts involved in the consulting agreement with Mr. Davis.

Selling Stockholders, page 55

18.     We note your response to prior comment 25.  Please disclose the natural person or persons who exercise the sole or shared voting power and/or dispositive power with respect to the shares held by Manzano Limited Partnership.

19.     Please ensure that you have updated the disclosure in the table to the extent practicable. In this regard, we note your disclosure in the fourth bullet point on page 64 regarding warrants awarded on January 1, 2014 that were assigned to other entities, including Camelot FLP and Manzano Limited Partnership, for estate planning purposes.  However,

your disclosure on page 60 regarding the number of shares beneficially owned by Camelot and Manzano has not changed from the disclosure in the selling stockholder table in your Form S-1/A filed on December 13, 2013.

Exhibits, page II-6

20.     We note your response to prior comment 27.  Please file as exhibits the amended employment agreements with Dr. Thomas and Mr. Francis mentioned in the second paragraph on page 49 in which the board increased their salaries.  Also, please file as an exhibit the consulting agreement with Mr. Davis mentioned in the second paragraph on page 35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company for its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Dr. Johnny R. Thomas
Blue Earth, Inc.
April 2, 2014
Page 6

       You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 if you have any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Elliot Lutzker